UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

**ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One) :

[✓] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the year ended December 31, 2011**

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from .... to ....**

Commission File Number 0-7422

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SMSC 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STANDARD MICROSYSTEMS CORPORATION

**80 Arkay Drive
Hauppauge, New York 11788**

SMSC 401(K) SAVINGS PLAN

PLAN # : 001 EIN # : 11-2234952

INDEX TO FINANCIAL STATEMENTS

2011 and 2010

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of
SMSC 401(k) Savings Plan
Hauppauge, New York

We have audited the accompanying statements of net assets available for benefits of the SMSC 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 27, 2012

SMSC 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2011 and 2010

	2011	2010
ASSETS		
Investments:		
Cash	$ 64	$ 31,943
Investments, at fair value	74,436,621	74,019,994
Total investments	74,436,685	74,051,937
Receivables:		
Employer contributions	164,163	155,553
Participant contributions	5,196	5,033
Participant loans	923,604	789,419
Other	21,468	21,315
Total receivables	1,114,431	971,320
Net assets reflecting all investments at fair value	75,551,116	75,023,257
Adjustment from fair value to contract value for fully benefit-responsive contracts	(68,543)	(233,212)
NET ASSETS AVAILABLE FOR BENEFITS	$ 75,482,573	$ 74,790,045

The accompanying notes are an integral part of these financial statements.

SMSC 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2011

ADDITIONS:	
Investment income	
Interest and dividends	$ 1,408,306
Total investment income	1,408,306
Contributions	
Participant contributions	5,081,479
Rollover contributions	126,992
Employer matching contributions	1,961,269
Total contributions	7,169,740
Total additions	8,578,046
DEDUCTIONS:	
Net depreciation in fair value of investments	(3,830,327)
Benefit payments	(4,714,206)
Administrative expenses	(21,905)
Total deductions	(8,566,438)
Net Increase Prior to Merger	11,608
Merger from Symwave, Inc. 401(k) Plan (Note 10)	680,920
NET INCREASE	692,528
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	74,790,045
END OF YEAR	$ 75,482,573

The accompanying notes are an integral part of these financial statements.

1) Description of Plan

The following description of the SMSC (the "Company", "Standard Microsystems Corporation" or "Employer") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Purpose and Eligibility: The Plan was established on June 23, 1982 primarily to help provide additional security for eligible employees' retirement. The Plan was established under sections 401(a) and 401(k) of the Internal Revenue Code which, among other provisions, allow for the deferral of income taxes on amounts contributed.

Participation can begin on the first day of any calendar month after the attainment of age 21 and completion of three months of service, as defined in the Plan provisions.

Participant Accounts: The value of each participant's account equals the participant's contributions, the Company's contributions, net earnings, forfeitures allocated in accordance with the Plan provisions, and current value adjustments.

Participants, at their discretion, may invest their contributions in any or all of the twenty-three investment fund options offered under the Plan (including SMSC Common Stock). However, all Employer contributions to the Plan are automatically invested in SMSC Common Stock with the participant having the option to invest the Employer's contributions in the other investment fund options offered under the Plan.

Participant Contributions: Each eligible participant may make qualified participant contributions from 1% - 100% of his or her pre-tax salary. These participant contributions are subject to certain statutory and regulatory limitations and could not exceed $16,500 for the year ended December 31, 2011. Participant contributions are allocated by each employee among twenty-three investment funds (including SMSC Common Stock) in 1% increments.

Participants that are at least age 50 and have contributed the maximum plan limit stated above may also elect to contribute catch-up contributions which could not exceed $5,500 in 2011.

Additionally, participants may also make rollover contributions of pre-tax and post-tax distributions from other qualified plans. Catch-up and rollover contributions are not matched by the Company.

Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), effective January 1, 2007, the Plan was amended to allow participants to make after-tax Roth contributions to the Plan.

Employer Contributions: The Company may, at its discretion, make matching contributions to the Plan in cash or SMSC Common Stock equal to 66.667% of each participant's qualified participant contribution (up to a maximum participant contribution of 6% of eligible earnings), subject to certain statutory and regulatory limitations. The Company reviews the match computation in each calendar year to make sure that participants receive their proper match contributions, and adjustments are made accordingly. For 2011, the employer contribution was made in SMSC Common Stock. In addition, the Company may, at its discretion, make an additional profit sharing contribution which, if made, is allocated pro rata to participants on the basis of their earnings. No profit sharing contributions were made to the Plan for the year ended December 31, 2011.

Effective January 1, 2010, the Plan was amended to allow participants to diversify out of SMSC Stock immediately regardless of years of service or age.

Benefits and Vesting: Upon the death, retirement or total and permanent disability of a participant while in the employ of the Company, the participant's entire account (including the participant's share of the Employer's contributions) becomes 100% vested.

If a participant's employment with the Company is terminated for any other reason, the participant is entitled to receive, in the normal form of distribution, a lump sum distribution, in full, the portion of his or her account attributable to participant contributions, and is also entitled to receive a portion of their account attributable to employer contributions based upon the following schedule:

Years of Service	Percentage Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

The unvested portion of a former participant's account will be allocated to the remaining participants as discussed in "Forfeitures" below. A separated participant may elect to defer distribution of his or her benefit if the benefit exceeds $1,000. In such event, the benefit remains invested in the Plan and continues to participate in Plan earnings. If a separated participant's accumulated benefit is below $1,000, the balance will be automatically distributed.

Separated participants who subsequently become eligible employees before having incurred five consecutive one year breaks in service, shall have the amount forfeited restored to their matching contribution account provided they repay the total amount distributed to them within five years of receiving such distribution. Such restoration shall be made from available forfeitures or from additional Employer contributions at the election of the Company. Rehired participants are recredited with all previous years of service.

Participant Loans: The Plan permits participants who are active employees of the Company to borrow up to 50% of the vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in the participant's account and bear interest as determined by the plan administrator based on the prevailing interest rates in the market at the time the loan was made. Loans must be repaid within a maximum of five years, unless the loan is used to acquire a dwelling unit which is to be used as the participant's principal residence, in which case it may be repaid over a period not to exceed fifteen years. Participant loans outstanding at December 31, 2011 were at interest rates ranging from 4.25% - 9.25%.

Hardship Withdrawals: In case of serious financial hardship, as defined by the Plan, participants may be eligible to receive an emergency withdrawal of their pre-tax contributions.

Forfeitures: Forfeitures by former participants are reallocated to the accounts of those participants who made participant contributions during the Plan year in the proportion of each participant's contributions (up to 6%), when compared to the total of all participant's contributions (up to 6%), provided the participant was active on the last day of the Plan year. During the year ended December 31, 2011, $107,377 in non-vested account balances were forfeited by former participants. Such amounts were reallocated to active participants in Plan year 2012.

2) Summary of Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States.

Contributions: Participant contributions are recorded in the period payroll deductions are made. Company contributions are recorded in the same period.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates relate to the value of investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). The fair value of participation units in the stable value collective trust is based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully

(Continued)

benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The stable value fund invested in bonds, notes, short-term money market instruments and conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. With the termination of the stable value fund on April 30, 2012, the fund as of December 31, 2011 invested in government securities and a guaranteed investment contract to promote liquidity and limit volatility. The stable value fund provides for daily redemptions by the Plan at the reported net asset value per share.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using	
	Quoted prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)
Investments		
Mutual Funds		
Large Cap	$ 24,637,877	
Mid Cap	4,793,806	
Small Cap	2,547,063	
International	5,956,498	
Governmental	3,762,603	
Bond	4,097,338	
Real Estate	1,479,434	
Target Retirement	212,335	
Target Retirement 2020	320,320	
Target Retirement 2030	787,457	
Target Retirement 2040	987,332	
Target Retirement 2050	49,682	
Company Common Stock	14,802,494	
Collective Trust		
Stable Value Fund		$ 10,002,382

(Continued)

	Fair Value Measurements at December 31, 2010 Using	
	Quoted prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)
Investments		
Mutual Funds		
Large Cap	$ 24,084,594	
Mid Cap	4,256,650	
Small Cap	2,876,822	
International	7,255,851	
Governmental	2,968,993	
Bond	3,714,193	
Real Estate	1,402,049	
Target Retirement	162,052	
Target Retirement 2020	285,075	
Target Retirement 2030	688,165	
Target Retirement 2040	927,867	
Target Retirement 2050	32,796	
Company Common Stock	16,092,445	
Collective Trust		
Stable Value Fund		$ 9,272,442

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the loans are collateralized by the participants' account balance.

Concentration of Credit Risk: At December 31, 2011 and 2010 approximately 20% and 22% of the Plan's assets were invested in Standard Microsystems Corporation common stock, respectively.

3) Risks and Uncertainties

The Plan provides for various investment options, which include various mutual funds, Company common stock, and a stable value collective trust. Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit. Due to the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Company common stock held by the Plan as of December 31, 2011 and 2010 has been valued at its quoted per share market price of $25.77 and $28.83, respectively.

4) Plan Administration

Management: Pursuant to the terms of the Plan:

a) The Board of Directors of the Company established the Plan Committee to act as the Company's agent to administer the Plan. The Plan Committee consists of members of the Company's management.

b) The Charles Schwab Trust Company (the "Trustee") is the custodian of the Plan's property and funds. Under the terms of the Plan and trust agreement, securities credited to the participants' accounts are registered in the name of the Trustee. The Trustee, in accordance with participant instructions, votes securities issued by the Company. If, however, a participant does not provide the Trustee with instructions in a timely manner, the Trustee will vote such shares at its own discretion.

Expenses: Substantially all of the expenses of administering the Plan are paid by the Company and, therefore, are not reflected in the financial statements of the Plan.

(Continued)

5) Investments

The following are investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010:

	2011	2010
Investments at fair value based on quoted market price:		
SMSC Common Stock	$ 14,802,494	$ 16,092,445
Columbia Value and Restructuring	4,377,124	4,726,135
Growth Fund of America R3	-#	7,342,782
Harbor International	3,803,301	4,265,830
Mainstay Large Cap Growth R1	7,245,950	-#
Schwab 1000 Fund	5,005,430	4,805,115
T Rowe Price Capital Appreciation	5,330,502	4,332,425
Investments at estimated fair value:		
Schwab Stable Value Fund	10,002,382	9,272,442

Investment amount did not represent 5% of the Plan's net assets but is included for comparative purposes

During 2011, the Plan's investments depreciated in value by $(3,830,327) (including gains and losses on investments bought and sold, as well as held during the year) as follows:

SMSC Common Stock	$ (1,568,098)
Mutual Funds	(2,640,735)
Collective Trust	378,506
	$ (3,830,327)

At December 31, 2011 and 2010 the Plan held 574,408 and 558,184 shares of SMSC common stock, respectively.

6) Termination of the Plan

Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or discontinue the Plan at any time, or to reduce, suspend or discontinue payments to be made by the Company to the Plan. Upon termination of the Plan or discontinuance of payments, the account of each participant (including the participant's share of the Employer's contributions) shall become fully vested, regardless of length of service.

7) Income Tax Status

On March 4, 2009, the Internal Revenue Service issued a favorable determination letter with regard to the tax-qualified status of the Plan, and therefore, the related trust is exempt from tax. Once qualified, the Plan is required to operate in conformity with the Code to maintain the Plan's qualified status. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

8) Party-in-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of mutual funds and a collective trust managed by Charles Schwab and administrative expenses are paid to Charles Schwab. Charles Schwab is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has investments in SMSC Common Stock (see notes 5), and these transactions also qualify as party-in-interest transactions, as SMSC is the Plan sponsor. The Plan also has participant loans which qualify as party-in-interest transactions.

9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$ 75,482,573	$ 74,790,045
Deficiency/(Excess) of contract value over estimated fair value of investment in stable value fund	68,543	233,212
Net assets per the Form 5500	$ 75,551,116	$ 75,023,257

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2011 per the financial statements to the net income reported in the 2011 Form 5500:

	2011
Increase in net assets available for benefits per the financial statements	$ 11,608
Change in deficiency of contract value over estimated fair value of investment in stable value fund	(164,669)
Net income per the Form 5500	$ (153,061)

10) Plan Merger

As of January 1, 2011, employees from Symwave, Inc. became eligible to participate in the SMSC 401(k) Savings Plan. As of April 1, 2011, the assets from the Symwave, Inc. 401(k) Plan merged into the SMSC 401(k) Savings Plan.

11) Subsequent Event

On May 2, 2012, Microchip Technology announced the signing of a definitive merger agreement to acquire SMSC. The transaction is subject to the approval of shareholders of SMSC, regulatory approvals and customary closing conditions. The transaction is expected to close in the third calendar quarter of 2012. Pursuant to the terms of the definitive merger agreement, SMSC shall terminate, effective as of the day immediately preceding the date SMSC becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Microchip (the "401(k) Termination Date"), any and all 401(k) plans maintained by SMSC or any of its Subsidiaries, unless Microchip provides written notice to SMSC that such 401(k) plan(s) shall not be terminated.

SMSC 401(k) Savings Plan
PLAN # : 001 EIN # : 11-2234952
SCHEDULE H – Line 4(a)
Schedule of Delinquent Participant Contributions

For the year ended December 31, 2011

Participant Contributions Transferred Late to Plan Check here if Late Participant Loan Repayments are Included: ☐	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	
$ 2,001		$ 2,001		

SMSC 401(k) Savings Plan
PLAN # : 001 EIN # : 11-2234952
SCHEDULE H – Line 4(i)
Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value
	Blackrock Lifepath 2020	Mutual Fund		$ 320,320
	Blackrock Lifepath 2030	Mutual Fund		787,457
	Blackrock Lifepath 2040	Mutual Fund		987,332
	Blackrock Lifepath 2050	Mutual Fund		49,682
	Blackrock Lifepath Ret I	Mutual Fund		212,335
	Buffalo Small Cap	Mutual Fund		1,694,691
	Columbia Small Cap Value Z	Mutual Fund		852,372
	Columbia Value & Restructuring	Mutual Fund		4,377,124
	Dreyfus MidCap Index Fund	Mutual Fund		1,926,280
	Federated GNMA Institutional	Mutual Fund		3,762,603
	Goldman Sachs Mid Cap Value A	Mutual Fund		1,049,188
	Harbor International Inv	Mutual Fund		3,803,301
	JPMorgan US Equity R5	Mutual Fund		2,678,871
	JPMorgan High Yield Fund A	Mutual Fund		1,190,036
*	Schwab Laudus International Market Master	Mutual Fund		2,153,198
	Mainstay Large Cap Growth R1	Mutual Fund		7,245,950
	PIMCO Total Return D	Mutual Fund		2,907,302
	Prudential Jenn Mid Cap Grth A	Mutual Fund		1,818,337
*	Schwab 1000 Fund	Mutual Fund		5,005,430
	T Rowe Price Capital Appreciation	Mutual Fund		5,330,502
	Virtus Real Estate Sec A	Mutual Fund		1,479,434
*	Schwab Stable Value Fund	Collective Trust		10,002,382
*	Loans to Participants (1)			923,604
*	SMSC Common Stock	Common Stock		14,802,494
				$ 75,360,225

* Parties-in-interest

** Cost omitted for participant directed funds, cost is not required for participant directed investments

Note (1): Various loans with interest rates ranging from 4.25% to 9.25% maturing March 16, 2012 through June 29, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMSC 401(K) SAVINGS PLAN

By: ______________________________

Kris Sennesael
Sr. Vice President, and Chief Financial Officer
Standard Microsystems Corporation

June 27, 2012

Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in the Registration Statements No. 2-78324 and No. 333-157947 on Form S-8 of Standard Microsystems Corporation of our report dated June 27, 2012 appearing in this Annual Report on Form 11-K of SMSC 401(k) Savings Plan for the year ended December 31, 2011.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, IN
June 27, 2012